November 3, 2005

VIA MAIL AND FACSIMILE
Mr. Peter Chang, Chief Financial Officer
DSG International Limited
17/F Watson Centre
16-22 Kung Yip Street
Kwai Chung, N T
Hong Kong

	Re:	DSG International Limited
		Form 20-F/A for Fiscal Year Ended December 31, 2004
Filed October 25, 2005
		File No. 0- 19804

Dear Mr. Chang:

      We have considered your amendment filed October 25, 2005 in response to our comments and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Item 15 - Controls and Procedures

1. Please incorporate the following additional changes into your disclosure:

a)	To the extent that you chose to include the definition of
disclosure
controls and procedures in your discussion of your assessment required by
Item 15(a) of Form 20-F, please include the entire definition. In this regard, you have omitted the second sentence of the definition as set forth at Exchange Act Rules 13a-15(e) and 15d-15(e).

b)	If you are not reporting on your system of internal controls over
financial reporting, please exclude the elements of that definition from your definition of disclosure controls and procedures. See
Exchange Act
Rules 13a-15(f) and 15d-15(f).

Exhibits 12.1 and 12.2

2. Do not include the principal officer`s title in the opening line of the certification. Rather it should be relocated under his signature.


Closing Comments

       As appropriate, please comply with these comments in future filings.

      You may contact Gabrielle Malits, Staff Accountant, at (202)
551-
3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief

cc:	Robert Sullivan
	Pillsbury Winthrop Shaw Pittman
	Facsimile 415-983-1200

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Mr. Patrick Chang
DSG International Limited
November 3, 2005
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